UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 1-6453

                       NATIONAL SEMICONDUCTOR CORPORATION

             (Exact name of registrant as specified in its charter)

                    2900 SEMICONDUCTOR DRIVE, P.O. BOX 58090
                       SANTA CLARA, CALIFORNIA 95052-8090
                                 (408) 721-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Preferred Stock Purchase Rights
            (Title of each class of securities covered by this Form)

                    Common Stock, par value $0.50 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  |X|                Rule 12h-3(b)(1)(i)  |_|
Rule 12g-4(a)(1)(ii) |_|                Rule 12h-3(b)(1)(ii) |_|
Rule 12g-4(a)(2)(i)  |_|                Rule 12h-3(b)(2)(i)  |_|
Rule 12g-4(a)(2)(ii) |_|                Rule 12h-3(b)(2)(ii) |_|
                                        Rule 15d-6           |_|

Approximate  number of holders of record as of the certification or notice date:
-0-*

*The Preferred Stock Purchase Rights expired on August 8, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, National Semiconductor Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: August 9, 2006    By: /s/ John M. Clark III
                            ---------------------------------
                            John M. Clark III
                            Senior Vice President, General Counsel and Secretary

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